October 21, 2024

Albert DaCosta
CEO
Paragon 28, Inc.
14445 Grasslands Drive
Englewood, CO 80112

       Re: Paragon 28, Inc.
           Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2023
Dear Albert DaCosta:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services